信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2007/CS-1349

RECEIVED

2007 NOV 14 A 9:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

27 October 2007

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

Dear Sirs,

SUPPL

Sino Land Company Limited ("the Company")
Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to enclose for your attention a copy of the Company's announcement regarding the unusual price movements dated 26 October 2007.

For your information, the above document is also accessible at our website "http://www.sino.com".

If you require any other information, please feel free to contact us.

07027915

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

PROCESSED
NOV 19 2007
THOMSON
FINANCIAL

Encl.

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

dlw 11/15

H:\Maisy\FC\Announcement\26.10.2007\Letter - ADR.doc